News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:

Rolling Thunder and San Telmo Announce Mailing of Circular

CALGARY, Dec. 5 /CNW/ - Rolling Thunder Exploration Ltd. ("Rolling Thunder") (TSXV Symbol - ROL.A, ROL.B) and San Telmo Energy Ltd. ("San Telmo") (TSXV Symbol - STU; OTCBB Symbol - STUOF) announce today that they have mailed a joint information and proxy circular to their shareholders and optionholders, with respect to the previously announced plan of arrangement to be conducted for the purposes of reorganizing the companies into a new company to be called Rolling Thunder Exploration Ltd. ("Newco").

Pursuant to an interim order of the Court of Queen's Bench of Alberta, special meetings of the shareholders and optionholders of Rolling Thunder and San Telmo will be held on Tuesday, January 10, 2006 to consider the plan of arrangement and certain other matters. If all conditions to the plan of arrangement, including all necessary securityholder, regulatory and court approvals, have been satisfied or waived, Rolling Thunder and San Telmo expect the effective date of the plan of arrangement to be January 11, 2006.

A copy of the information circular and related documents has been mailed to all of the shareholders and optionholders of Rolling Thunder and San Telmo, and may be viewed electronically at www.sedar.com under either of Rolling Thunder's or San Telmo's profiles. Details of the plan of arrangement and instructions for voting and election are provided in the information circular.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. %SEDAR: 00008326E

/For further information: Rolling Thunder Exploration Ltd., Peter Bolton, President and C.E.O., Telephone: (403) 262-0229, Fax: (403) 532-6221; San Telmo Energy Ltd., William E. Schmidt, Director, Telephone: (604) 687-4456, Fax: (604) 687-0586/

(STU. STUOF)

CO: San Telmo Energy Ltd.

 CNW 17:32e 06-DEC-05